(Not for Distribution to US newswire Services or for dissemination in the United States)
[This press release is being filed with the SEC pursuant to certain U.S. securities rules. Certain information in this release has been redacted to comply with such rules.]

Evolving Gold Announces the Spin-Out of its North Carlin Area Properties
and a $10 million Private Placement

January 24, 2008, Vancouver, British Columbia: Evolving Gold Corp. (TSX-V:EVG) (OTCBB: EVOGF) (FSE:EV7) (“Evolving”) is pleased to announce a proposed dividend-in-kind transaction involving the transfer of its North Carlin Area properties into a new company, (“NewCo”). Best efforts will be made to ensure NewCo will be publicly traded to enable Evolving Gold shareholders to realize the full market value of North Carlin Area Properties.

Evolving will transfer to NewCo four properties subject to the Newmont Mining Corporation (“Newmont”) agreement between Evolving and Newmont (as previously announced December 5, 2007) (“Newmont Agreement”) and several other claim groups held by the Company in the North Carlin Area. (More complete descriptions of these properties are found below.) Under the proposed dividend-in-kind, it is contemplated that each Evolving shareholder shall receive one unit of NewCo for every three Evolving shares held on the record date. Each such unit shall comprise one share of NewCo and one transferable share purchase warrant, where one whole share purchase warrant may be exercised to purchase one additional share of NewCo for two (2) years from the commencement of trading. The exercise price will be set at a 50% premium to the average of the closing trading prices of the NewCo shares for their first five days of trading. Evolving will distribute units of NewCo to Evolving shareholders subject to securities regulatory approval. A preliminary prospectus is currently being prepared and will be filed with Canadian securities regulators. When the final prospectus has been accepted for filing, a record date will be set for the distribution of the dividend-in-kind. It is anticipated that NewCo will be financed by Evolving in the amount of $5 million by way of convertible debt to meet NewCo’s exploration commitments for the first year.

To provide initial funding for NewCo and to fulfill Evolving Gold’s ongoing exploration program, primarily on the Siesta and Rattlesnake Hills properties, and for general corporate purposes, the Company is pleased to announce that it has entered into an agreement with PI Financial Corp. (the “Agent”) to raise up to $10,000,000 by way of a best efforts private placement (the “Private Placement”).

The Private Placement will consist of the issuance of up to 10,000,000 units (“Units”) at a price of $1.00 per Unit. Each Unit consists of one common share (“Share”) and one half of one common share purchase warrant. Each whole warrant entitles the holder thereof to purchase one additional Share (a “Warrant Share”) of the Company at an exercise price of $1.50 per Warrant Share for two (2) years from the closing date of the transaction.

The Company will pay the Agent a cash commission of 6.5% of the number of Units sold under the Private Placement. In addition, the Agent will receive agent’s warrants equal in number to 7% of the number of Units sold under the Private Placement, which will entitle the Agent to purchase one Share at an exercise price of $1.25 for a period of two (2) years from closing.

Evolving Gold’s President, Dr. Lawrence Dick, P.Geo., explains, “We believe that our portfolio of gold exploration properties situated along the Carlin gold trend and the large land package we are currently drilling in unexplored terrain between the Carlin and Getchell trends represents some of the [redacted information], untested exploration ground in one of the world’s [redacted information] gold districts.

“Our landholdings, including four projects being explored under an agreement with Newmont, have been acquired based on innovative geological and geophysical criteria to target additional, [redacted information] gold deposits where they are hidden beneath a veneer of alluvium and young volcanic rocks. These projects, as a package, make for an ideal stand-alone company.

“Evolving Gold will continue to focus on incubating new projects and moving forward with exploration of our large land package south of the high-grade, past-producing Sleeper deposit, where we have recently begun an aggressive drilling program. As well, Evolving will carry out a significant diamond drill program on our recently-signed Rattlesnake Hills gold project in Wyoming, where historic drill intersections indicate excellent potential for the discovery of additional mineralization. Rattlesnake Hills provides Evolving with an advanced exploration project and an opportunity to expand the open resource.

“With the number and quality of projects in our portfolio, I firmly believe that NewCo and the dividend-in-kind transaction is the best way for Evolving shareholders to receive maximize value from our exploration endeavors”.

North Carlin Area Properties

Sheep Creeks (Evolving-Newmont Joint Venture and Evolving Claims)
These lands lie approximately 25 miles north of the town of Battle Mountain, Nevada. Approximately 10,500 acres of Newmont held surface and minerals has been combined with Evolving Gold’s 39,200 acres of staked claims to form the Sheep Creeks project area. Evolving’s land package also includes an additional 9,000 acres of miscellaneous claims in the Sheep Creeks area. All of the project area is covered by alluvium and volcanic rocks, but gravity data suggest basement rocks (which are the host rocks to the region’s most important gold deposits) lie at reasonably shallow depth under several blocks.

Evolving geologists believe these gravity blocks may hold “pieces” of the Carlin Trend that has become disarticulated during Miocene extensional tectonism. If so, they could represent a large area of untested ground in one of the most prolific gold belts on earth.

Evolving is currently drilling a series of 300-500 m deep, vertical holes in several strategic areas to test this concept. Our first hole, while terminated before reaching its target depth due to technical problems, intersected what are interpreted to be sedimentary rocks underlying a cover of non-altered, much younger volcanic rocks which cover the entire project area. These sediments exhibit extreme hydrothermal alteration and anomalous gold and pathfinder elements (see press release dated January 23, 2008), supporting Evolving’s geological model.

Boulder Valley (Evolving-Newmont Joint Venture)
The Boulder Valley project area comprises approximately 10,700 acres of Newmont-held surface and mineral rights and 1,850 acres of Newmont-held lode claims on Bureau of Land Management lands covering a series of low, rolling hills approximately two miles west of the Genesis-Blue Star and Post-Betze (Barrick and Newmont) mines of the northern Carlin Trend. Gold deposits of this part of the Carlin Trend are situated along the crest and flanks of the Tuscarora Arch, a north-northwest-trending geologic anticline. Gravity data suggest that the hills on the property are underlain by a block of shallowly buried basement rock.

Evolving geologists believe that this gravity block “slid” into its present position after faltering off of the Tuscarora Arch during Miocene crustal extension. If so, there is a possibility that the same rocks hosting the enormous deposits to the east lie at shallow depth under the property. Evolving plans to test this conceptual target with a “fence” of evenly spaced, 300-500 m deep, vertical holes across the property.

Carlin (Evolving-Newmont Joint Venture and Evolving Claims)
The Carlin project area is situated between the Gold Quarry (Newmont) and Rain mines of the Carlin Trend and comprises approximately 5,300 acres of Newmont-held surface and minerals and 3,070 acres of Newmont-held lode claims combined with a further 1,750 acres of Evolving’s claims. Although much of this area is covered by a veneer of gravel belonging to the Miocene Carlin Formation, gravity data suggests basement rocks, like those that host the adjacent deposits of trend, lie at shallow depth. Evolving geologists plan to use the projections of major structures associated with mineralization at nearby deposits, as well as other geologic data, to help develop drill targets on the property.

Cottonwood Creek (Evolving-Newmont Joint Venture)
The Cottonwood Creek project area comprises approximately 2,130 acres of Newmont-held lode claims and lies approximately 3 miles northeast of Newmont’s Gold Quarry mine. The property lies on the northeast flank of the Tuscarora Arch, directly opposite the Gold Quarry deposit which is situated on the southwest flank. Evolving plans to drill several 300-500 m holes testing for a potential “mirror” of the Gold Quarry deposit.

Suite 725 – 666 Burrard Street, Vancouver, B.C., Canada, V6C 2X8
Tel. 604 685-6375   Fax. (604) 909-1163   Email: info@evolvinggold.com   Web:www.evolvinggold.com
TSX-V: EVG     OTC-BB: EVOGF

Disclaimer

Although this is the present intention of Management of the Company, there can be no assurance that the transactions described herein will proceed on the basis described, or at all, and the Board of Directors of the Company reserves the right to change any aspect of the dividend-in-kind transaction at it discretion. The Private Placement and other transactions herein are subject to regulatory approval and third part consents as may be required.

About Evolving Gold Corp.

Evolving Gold Corp. is an emerging gold exploration and development company focused on building value through the acquisition and exploration of prospective gold prospects in the southwestern United States. The Company is actively exploring 9 separate gold properties, primarily in known, producing gold trends in the state of Nevada. Evolving has recently completed first rounds of drilling at the Malone (NM) and Fisher Canyon (NV) gold prospects (assays pending) and is currently drilling at their large Sheep Creeks (Carlin District) and Siesta (Sleeper District) gold prospects which Evolving has acquired by staking in north-central Nevada.

In total, Evolving holds over 90,000 acres of exploration lands in Nevada, Wyoming and New Mexico.

In compliance with National Instrument 43-101 (“NI 43-101”) Lawrence A. Dick, Ph.D., P.Geo. is the Qualified Person responsible for the accuracy of this news release.

For more information visit www.evolvinggold.com.

On Behalf of the Board of Directors
EVOLVING GOLD CORP.

Lawrence A. Dick, Ph.D., P.Geo.
President and Director

FOR MORE INFORMATION, PLEASE CONTACT:

Evolving Gold Corp.
Robert Bick, CEO
robert@evolvinggold.com
Direct (604) 639-0430
Toll Free 1-866-604-3864
www.evolvinggold.com

OR

Renmark Financial Communications Inc
Christopher Wells: cwells@renmarkfinancial.com
James Buchanan: jbuchanan@renmarkfinancial.com
Tel.: (514) 939-3989
Fax: (514) 939-3717
www.renmarkfinancial.com

OR

Excelsior Communications Inc.
Miranda Bradley, Managing Partner
miranda@excelsiorcommunications.com
Direct (416) 860-2509
www.excelsiorcommunications.com

FORWARD LOOKING STATEMENTS: This document includes forward-looking statements as well as historical information. Forward-looking statements include, but are not limited to, the continued advancement of Evolving’s general business development, research development and Evolving’s development of mineral

Suite 725 – 666 Burrard Street, Vancouver, B.C., Canada, V6C 2X8
Tel. 604 685-6375   Fax. (604) 909-1163   Email: info@evolvinggold.com   Web:www.evolvinggold.com
TSX-V: EVG     OTC-BB: EVOGF

exploration projects. When used in this document, the words “anticipate”, “believe”, “estimate”, “expect”, “intent”, “may”, “project”, “plan”, “should” and similar expressions may identify forward-looking statements. Although Evolving Gold Corp. believes that their expectations reflected in these forward looking statements are reasonable, such statements involve risks and uncertainties and no assurance can be given that actual results will be consistent with these forward-looking statement. Important factors that could cause actual results to differ from these forward-looking statements include the potential that Evolving’s mineral deposit(s), fluctuations in the marketplace for the sale of minerals, the inability to implement corporate strategies, the ability to obtain financing and other risks disclosed in our annual report on Form 20F filed with the U.S. Securities and Exchange Commission and filings made with the Canadian Securities Regulations.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

Not For Distribution to U.S. Newswire Services or for Dissemination in The United States.

Suite 725 – 666 Burrard Street, Vancouver, B.C., Canada, V6C 2X8
Tel. 604 685-6375   Fax. (604) 909-1163   Email: info@evolvinggold.com   Web:www.evolvinggold.com
TSX-V: EVG     OTC-BB: EVOGF